313 Congress Street, Sixth Floor

Boston, MA 02210

April 30, 2009

BY EDGAR

Mr. John Reynolds

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3561

Washington, D.C.  20549

Re:	National Mentor Holdings, Inc.
Annual Report on Form 10-K for the fiscal year ended September 30, 2008
Filed on December 22, 2008
File No. 333-129179

Dear Mr. Reynolds:

National Mentor Holdings, Inc. (the “Company”) submits this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated April 24, 2009 (the “Comment Letter”) relating to the above-referenced filing.

This letter formally confirms the oral request that the Company be granted an extension of time to provide a response to the Comment Letter because of previously scheduled travel plans, and Mr. Louis Rambo’s oral agreement to such an extension received via a voicemail to Sarah Idelson of this Company on April 29, 2009.  As conveyed in that request, the Company will file a response to the Comments on or before May 15, 2009.

If you require additional information, please feel free to contact me at (617) 790-4800 or by fax at 617-790-4271.

Sincerely,

/s/ LINDA DERENZO

Linda DeRenzo
Senior Vice President and General Counsel
National Mentor Holdings, Inc.

cc:	Edward M. Murphy, President and Chief Executive Officer, National Mentor Holdings, Inc.
Denis M. Holler, Executive Vice President and Chief Financial Officer, National Mentor Holdings, Inc.